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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Form 6-K

For the month of June, 2009

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Standard Minerals Inc. (Registrant)
Date: June 3, 2009
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

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ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 LISTED: STANDARD & POORS OTCBB: RYSMF

RSM Clarifies Restatement of Comparative Amounts

Reported in our Financial Statements for the Fiscal Year

Ended January 31st, 2009.

FOR IMMEDIATE RELEASE

HEATHSVILLE, VIRGINIA: JUNE 3, 2009. ROYAL STANDARD MINERALS, INC. (the “Company”) (RYSMF.OTCBB) advises that in preparing its audited consolidated financial statements for the fiscal year ended January 31st, 2009 it had determined that while there was no impact on total shareholders’ equity it was necessary to restate the comparative amounts reflected in the audited consolidated financial statements for the fiscal years ended January 31, 2008 and 2007.

It was determined that foreign exchange gains and losses should be recorded in the statement of operations as the Company uses the United States Dollars its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature. In the previous years these amounts had been reported in the consolidated statement of comprehensive loss.

The Company advises that the audited consolidated financial statements for the fiscal year ended January 31st, 2009 have been filed on SEDAR and the exact details of the effect of this restatement can be reviewed in those statements and more particularly as disclosed in Note 20 to the statements.

For further information about this release contact Rich Kaiser, Investor relations, 800631-8127 and/or Roland Larsen, CEO, Royal Standard Minerals, Inc, 804-580-8107, or visit our website at Royalstandardminerals.com